March 23, 2007
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
Attn: Scott Stringer

RE:	Delta Apparel, Inc. File No. 001-15583 Form 10-K for the year ended July 1, 2006
Ladies and Gentlemen:
     Reference is made to the comments to the Form 10-K for the fiscal year ended July 1, 2006 of Delta Apparel, Inc. received from the Staff of the SEC in a letter from Michael Moran, dated March 13, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and the comments have been reproduced for ease of reference.
     The Company’s responses to the Staff’s comments are as follows:
Item 6—Selected Financial Data, page 13
1.	We note in July 2006 you included current maturities of long-term debt as part of total long-term debt of $50.65 million while in previous years you presented only long-term debt less current maturities. Total long-term debt for 2005 and 2004 consistent with your presentation for 2006 was $32.30 million and $50.06 million respectively. In future filings please revise to be consistent in your application and describe the line item appropriately.

Response to Comment 1

In future filings we will adjust our heading for the line item to “Total long-term debt, less current maturities” and will adjust our 2006 amount to reflect $46.967 million, consistent with the prior years’ presentation.
Item 7—Management’s Discussion and Analysis, page 14
2.	In accordance with Item 10(e) of Regulation S-K a Company choosing to disclose a non-GAAP financial measure should include a presentation with equal or greater prominence of the most directly comparable GAAP measure. Please revise your disclosure to provide a more balanced discussion by including, prior to the non-GAAP discussion, a discussion of results based on basic earnings per share in accordance with GAAP.

Response to Comment 2

During fiscal year 2005 we had two transactions that were infrequent and unusual in nature: the sale of our Edgefield yarn spinning plant and a reversal of a foreign earnings tax liability. In the “Results of Operations — Overview” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operation, before the table showing non-GAAP financial measures, we disclosed basic and diluted earnings per share in accordance with GAAP and compared these amounts to the prior year. We then included a table illustrating the fiscal year 2005 GAAP basic earning per share and the adjustments to our adjusted basic earnings per share, a non-GAAP measure, and described these adjustments. We believe we have complied with the requirements of placing the GAAP measure in equal or more prominence to the non-GAAP measure and in reconciling the GAAP measure to the non-GAAP measure.
3.	Explain to us how your disclosure adequately addresses each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please clarify the manner in which management uses the non-GAAP measure to conduct or evaluate its business, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure. See also Question 10 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Response to Comment 3

Our disclosure included discussion related to our reason for including the non-GAAP financial measure of adjusted basic earnings per share as we believed it provided a more complete understanding of the results of operations and therefore would provide better information to allow investors to assess the operating performance of the business without the effect of infrequent and unusual transactions. Management used the non-GAAP financial measurement of adjusted basic earnings per share to evaluate the operating performance of the business, and we disclosed the non-GAAP financial measure to illustrate to investors the improvement in the operating performance of our business. We do not believe there were material limitations in disclosing the non-GAAP financial measure as it adjusted the prior year results to remove the impact of non-operating improvements in the results of our business. Consequently, management does not compensate for any limitations when using the non-GAAP financial measure. In our discussion of liquidity, we described the sale of the Edgefield yarn spinning facility and its impact on our investing cash flows. We do not have any loan covenants that were affected by the non-GAAP measure.
Note 2—Significant Accounting Policies, page F-9
4.	We note you have a self insurance policy. Please present a table showing year-end reserve balances and significant additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in your Schedule II. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

Response to Comment 4

The yearly change in our reserve for our self insurance policy was $0.2 million in fiscal year 2006. As it was not material to our income statement, we did not include it in our discussion of critical accounting estimates or our Schedule II. We do include in our critical accounting policies the uncertainty in our self insurance reserve, as it is based upon not only the time it takes for claims to be reported, but also the ultimate outcome of the claims. In future filings we will include a rollforward of our self insurance reserves as a component of Schedule II and will include supplemental disclosure in our critical accounting policies regarding the yearly changes in our reserve.

Revenue Recognition, page F-9
5.	Please expand your disclosure in future filings to indicate your shipping terms are FOB shipping point, if true, and that revenue is recognized when your goods are shipped to the customer. Please show us what your disclosure will look like revised.

Response to Comment 5

We will supplement our revenue recognition disclosure in future filings as follows:

We recognize sales when the following criteria are met: persuasive evidence of an agreement exists, title has transferred to the customer, the price to the buyer is fixed and determinable and collectibility is reasonably assured. The majority of our sales are shipped FOB shipping point and revenue is therefore recognized when the goods are shipped to the customer. For the sales that are shipped FOB destination point, we do not recognize the revenue until the goods are received by the customer. Shipping and handling charges billed to our customers are included in net revenue, and the related shipping and handling costs are included in cost of goods sold. We estimate returns and allowances on an ongoing basis by considering historical and current trends. We record these costs as a reduction to net revenue.
Accounts Receivable, page F-9
6.	We note your disclosure that a portion of accounts receivable from Junkfood Clothing Company are assigned under a factoring agreement. Please explain, in accordance with GAAP, how you account for the agreement. Specifically, discuss whether you account for the agreement as a sale in accordance with SFAS 140 or a financing, the terms of the agreement, and the balance sheet and cash flows presentation. Please reconcile for us and disclose in future filings the accounts receivable balance showing the receivables assigned and due from the factor, unfactored accounts receivable and the allowance for returns.

Response to Comment 6

We account for our factoring agreement as a sale in accordance with SFAS 140. The assignment of these receivables is without recourse, provided that the customer orders are approved by the factor prior to shipment of the goods, up to a maximum for each individual account. The agreement does not include provisions for advances from the factor against the assigned receivables. The factor funds the accounts receivable upon collection, or, exclusive of disputed claims, upon 90 days after the due date. The amount due from the factor is included in our accounts receivable on our balance sheet and changes in the amount due from factor is included in our cash flow from operations. As of July 1, 2006 our accounts receivable less allowances was $45.8 million, comprised of $45.5 million in unfactored accounts receivable, $2.5 million due from factor, and $2.2 million in allowances. Our future filings will include supplemental disclosure of the accounts receivable balance showing the receivables due from the factor, unfactored accounts receivable and the allowance for returns.

Note 8—Long-Term Debt, page F-17
7.	We note there are provisions under the credit facility that prohibit or limit the payment of dividends. Please disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends. See Rule 4-08(e) of Regulation S-X.

Response to Comment 7

As of July 1, 2006 there was $9.8 million of retained earnings free of restrictions for the payment of dividends. We believe that the amount of our net income restricted as of July 1, 2006 was not material to investors because our net income free of restrictions was well in excess of amounts needed to pay anticipated dividends. We will disclose in future filings the amount of retained earnings free of restriction for the payment of dividends.
We acknowledge that Delta Apparel, Inc. is responsible for the adequacy and accuracy of the disclosures included in the Form 10-K for the year ended July 1, 2006 and understand that staff comments or our changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please direct them to Deborah Merrill, Chief Financial Officer at 864-232-5200 x6620.

Sincerely,
/s/ Deborah H. Merrill
Deborah H. Merrill
Vice President and Chief Financial Officer